UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 7)
TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)

___________________
Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314)241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Todd Shipyards Corporation, a Delaware corporation (the “Company”), on December 30, 2010, as amended by Amendment No. 1 filed with the SEC on January 11, 2011, as further amended by Amendment No. 2 filed with the SEC on January 14, 2011, as further amended by Amendment No. 3 filed with the SEC on January 21, 2011, as further amended by Amendment No. 4 filed with the SEC on January 25, 2011, as further amended by Amendment No. 5 filed with the SEC on January 31, 2011, and as further amended by Amendment No. 6 filed with the SEC on February 3, 2011.  The Schedule relates to the offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 and the related Letter of Transmittal, in each case as amended, copies of which are attached to the Tender Offer Schedule on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 30, 2010.

Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 8.    ADDITIONAL INFORMATION

Item 8, “Additional Information” is hereby supplemented by adding the following paragraphs at the end of the subsection “Extension of Tender Offer”:

“On January 28, 2011, Frank J. Foti deposited $2 million in an escrow account with an independent third party that will be used to satisfy the condition of the Financing (as defined in the Offer to Purchase) under the Commitment Letters (as defined in the Offer to Purchase) that Mr. Foti purchase $2 million in senior subordinated notes upon Closing of the Offer and the Merger.

“As of February 4, 2011, the conditions set forth in the Commitment Letters have been satisfied, including the execution of definitive Senior Secured Credit Facilities and Mezzanine Debt (as respectively defined in the Offer to Purchase) agreements on terms consistent with the Commitment Letters and the deposit by Frank J. Foti of $2 million in escrow to be used to purchase senior subordinated notes, except for those customary conditions which by their nature can only be satisfied simultaneously with the Closing.  Pursuant to applicable regulatory requirements, Purchaser has extended the Offer for an additional five business days, until midnight, New York City time, on February 11, 2011.  During this time, the Company and Parent will prepare for the acceptance of and payment for the Shares tendered in the Offer, implementation of the Top-Up and completion of the subsequent short-form Merger as contemplated by the Merger Agreement.  Subject to the satisfaction as of the extended Expiration Date of the conditions described in the Offer, the Company and Parent anticipate that the Closing of the Offer, the Top-Up and short-form Merger will occur on or before February 16, 2011.

“The depositary for the Offer has indicated that, as of the Expiration Date, approximately 4,498,741 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 77.7% of the Shares.  The Merger Agreement requires the tender of approximately 67% of the outstanding Shares as a condition to the Closing of the Offer.

“The full text of the press release jointly issued by Parent and the Company on February 7, 2011 is filed as Exhibit (a)(5)(vii) hereto and is incorporated by reference.”

ITEM 9.    EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(5)(vii)
Joint Press Release issued by Parent and the Company on February 7, 2011 (incorporated by reference to Exhibit(a)(1)(K) to Amendment No. 4 the Schedule TO filed by Parent and Purchaser on February 7 2011).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TODD SHIPYARDS CORPORATION

Dated: February 7, 2011	By:	/s/ Michael G. Marsh
Name: Michael G. Marsh
Title: Secretary and General Counsel